

August 14, 2013

Via E-mail
Larry Adelt
President and Chief Executive Officer
Adelt Design, Inc.
3217 South Orchard Street
Salt Lake City, Utah 84106

> **Re:** **Adelt Design, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed August 9, 2013**
> **File No. 333-174705**

Dear Mr. Adelt:

We have reviewed your registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Item 14. Indemnification of Directors and Officers, page II-1

1. We note your response to comment 2 of our letter dated August 5, 2013, where you acknowledge that your articles of incorporation do not include provisions permitting the indemnification of directors and officers. We note, however, that you continue to provide disclosure on page 29 discussing indemnification provisions contained in your certificate of incorporation. Please revise this section to be consistent with the revisions you made in response to prior comment 2. We suggest that you continue to include a discussion of your By-law provision that addresses indemnification and you may include such

discussion under Item 14 on page II-1 of the registration statement or on page 29 of the prospectus.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Steven M. Sager
        BK Consulting, Inc.